EXHIBIT (4)

                          CERTIFICATE OF ADJUSTMENT


        Pursuant to Sections 11, 12 and 23 of the Rights Agreement (the "Rights Agreement") dated as of December 13, 1988, between McDonald's Corporation (the "Company") and The First National Bank of Chicago, as Rights Agent, the Company hereby certifies that:

   I.   Statement of Facts.

        On May 27, 1994, the Company's Board of Directors approved a two-for-one split of the Company's common stock, without par value (the "Common Stock") to be effected in the form of a dividend (the "Stock Split"). The additional shares of Common Stock will be distributed on June 24, 1994 to holders of record of Common Stock on June 7, 1994. Pursuant to the provisions of Sections 11 and 23 of the Rights Agreement, certain adjustments to the Redemption Price and the number of Preferred Shares purchasable upon proper exercise of each Right have been effected as set forth below:

   II.  Adjustments.

        (a) The Redemption Price per Right has been adjusted from $0.005 to $0.0025; and

        (b) The number of Preferred Shares purchasable upon proper exercise of each Right has been adjusted from one two-hundredth of a Preferred Share to one-four hundredth of a Preferred Share.

   Capitalized terms not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

   Dated this    day of June, 1994


                                McDONALD'S CORPORATION


                                By:  /s/ Gloria Santona
                                     ---------------------
                                     Vice President
                                     Assistant Secretary